Exhibit 10.4



**ADM
SUPPLEMENTAL RETIREMENT PLAN**

(As Amended and Restated Effective January 1, 2009)

TABLE OF CONTENTS

ADM
SUPPLEMENTAL RETIREMENT PLAN

ARTICLE I

INTRODUCTION

1.1   **PURPOSE OF THE PLAN; HISTORY.** The **ADM SUPPLEMENTAL RETIREMENT PLAN** is sponsored by ADM and its Participating Affiliates to attract high quality executives and to provide eligible executives with the additional benefits they would have received under the Qualified Retirement Plan but for the limit imposed on the compensation that can be taken into account under the Qualified Retirement Plan (Code § 401(a)(17)), the limit imposed on the benefits accrued and payable under the Qualified Retirement Plan (Code § 415(b)), or the reduction in the compensation base under the Qualified Retirement Plan as a result of an election to reduce compensation and receive Elective Deferral Credits under the ADM Deferred Compensation Plan for Selected Management Employees I or II.

The Plan is the result of the merger of the Archer-Daniels-Midland Supplemental Retirement Plan I ("Plan I") and the ADM Supplemental Retirement II ("Plan II") effective January 1, 2009. Plan I was previously "frozen" to new accruals effective as December 31, 2004 in response to the American Jobs Creation Act of 2004 which added new Code § 409A, and ADM originally intended that Plan I qualify for "grandfathered" treatment under Code § 409A. Plan II was the successor to Plan I. All benefits that accrued after December 31, 2004 (and all benefits accrued prior to that date that were not vested as of December 31, 2004) and before January 1, 2009, were subject to the terms of Plan II. ADM then determined not to treat amounts accrued and vested as of December 31, 2004, as grandfathered under Code § 409A, and thus merged Plan I and Plan II effective January 1, 2009.

1.2   **NON-QUALIFIED "TOP-HAT" PLAN.**

1.2.1   <u>ERISA Status</u>. The Plan is a "top-hat" plan – that is, an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA §§ 201(2), 301(a)(3) and 401(a)(1), and therefore is exempt from Parts 2, 3 and 4 of Title I of ERISA.

1.2.2   <u>Compliance with Code § 409A</u>. The Plan also is a nonqualified deferred compensation plan that is intended to meet the requirements of paragraph (2), (3) and (4) of Code § 409A(a), and the terms and provisions of the Plan should be interpreted and applied in a manner consistent with such requirements, including the regulations and other guidance issued under Code § 409A.

1.3   **PLAN DOCUMENT.**

1.3.1   <u>Plan Documents</u>. The Plan consists of this document, any appendix to this document and any document that is expressly incorporated by reference into this document.

1.3.2   <u>Modifications by Employment or Similar Agreement</u>. ADM or an Affiliate may be a party to an employment or similar agreement with a Participant, the terms of which may enhance or modify in some respect the benefits provided under this Plan, including, but not necessarily limited to, an enhancement to or modification of the benefit amount, payment forms and/or other rights and features of the Plan. The Plan consists only of this document and the core documents referenced in Sec. 1.3.1. Accordingly, any contractual rights that a Participant may have to any enhancement or modification called for under an employment or similar agreement are rights that derive from such agreement and not directly from the Plan. Nonetheless, the Plan will be applied in a manner that takes into account any enhancements or modifications called for under an enforceable employment or similar agreement as if such provisions were part of the Plan; *provided that,* no change can be made to the Plan by means of an employment or similar agreement that would not have been allowed by means of an amendment to the Plan (for example, an amendment inconsistent with Code § 409A).

1.4   **EFFECTIVE DATE OF DOCUMENT.** The Plan (as amended and restated in this document) is effective January 1, 2009, to apply to accruals on and after that date, and also to accruals prior to that date with respect to any Participant (or Spouse) who has not previously commenced payment of his/her Supplemental Pension under Plan I or Plan II.

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1   DEFINITIONS.

2.1.1   "ADM" means Archer Daniels Midland Company.

2.1.2   "Affiliate" means any business entity that is required to be aggregated and treated as one employer with ADM under Code § 414(b) or (c) (and for purposes of determining whether a Separation from Service has occurred, a standard of "at least 80 percent" will be used to identify an Affiliate under Code § 414(b) and (c) notwithstanding the default standard of "at least 50 percent" found in Treas. Reg. § 1.409A-1(h)(3)).

2.1.3   "Aggregated Plan" means any other deferred compensation plan maintained by ADM or an Affiliate that is subject to Code § 409A and that is aggregated with this Plan under Treasury Regulation § 1.409A-1(c)(2).

2.1.4   "Beneficiary" means a person or persons designated as such pursuant to Sec. 6.2, or the joint annuitant on joint and survivor annuity payable under the Plan.

2.1.5   "Benefit Commencement Date" means the date on which a Supplemental Pension is paid in the form of a lump sum or starts to be paid in the form of an annuity (taking into account any delay in payment applicable with respect to a Specified Employee).

2.1.6   "Board" means the Board of Directors of ADM, or its Compensation Committee.

2.1.7   "Cash Balance Pension Benefit" means the benefit payable to the Participant under the Qualified Retirement Plan determined by the balance in the Participant's cash balance account under the Qualified Retirement Plan.

2.1.8   "Cash Balance Participant" means a Participant who is entitled to receive a Cash Balance Pension Benefit under the Qualified Retirement Plan.

2.1.9   "Certified Domestic Partner" means a person of the same or opposite sex who is not a Spouse, and with respect to whom the Participant has on file with ADM (and has not terminated) an affidavit attesting that the conditions for domestic partner status are satisfied as specified in the Domestic Partner Policy adopted (and as modified from time to time) by ADM.

2.1.10   "Code" means the Internal Revenue Code of 1986, as amended.

2.1.11   "Eligible Employee" means an Employee:

(a)   Who is employed with ADM or a Participating Affiliate (while it is a Participating Affiliate);

(b)   Who is a participant in the Qualified Retirement Plan and has his/her benefit limited under the Qualified Retirement Plan as a result of the limits imposed under Code §§ 401(a)(17) or 415, or as a result of his/her elective deferral under the ADM Deferred Compensation Plan for Selected Management Employees II; and

(c)   Who is notified of his/her eligibility under the Plan; *provided that*, this notice requirement does not apply to an Employee who was an Active Participant in the Plan before January 1, 2009, unless he/she has a Separation from Service, is rehired by ADM or an Affiliate on or after January 1, 2009 and renters the Qualified Retirement Plan under the Cash Balance Pension Formula.

Either the Board or the Chief Executive Officer of ADM may determine that an Employee described above will not be an Eligible Employee. However, the Plan is intended to cover only those Employees who are in a select group of management or highly compensated employees within the meaning of

ERISA §§ 201(2), 301(a)(3) and 401(a)(1); and, accordingly, if any interpretation is issued by the Department of Labor that would exclude any Employee from satisfying that requirement, such Employee immediately will cease to be an Eligible Employee and Active Participant.

2.1.12 "Employee" means any common-law employee of ADM or an Affiliate (while it is an Affiliate).

2.1.13 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

2.1.14 "Normal Retirement Age" means the later of the date on which the Participant attains age sixty-five (65) or the fifth (5th) anniversary of the date on which the Participant commenced participation in the Qualified Retirement Plan.

2.1.15 "Participant" means an Active Participant, or a current or former Eligible Employee who has benefits due to him/her under the Plan. "Active Participant" means an Eligible Employee who has become and remains an Active Participant under Sec. 3.1.3.

2.1.16 "Participating Affiliate" means any Affiliate (while it is an Affiliate) which employs one or more Eligible Employees.

2.1.17 "Plan" means the ADM Supplemental Retirement Plan.

2.1.18 "Plan Year" means the calendar year.

2.1.19 "Qualified Retirement Plan" means the Archer Daniels Midland Retirement Plan.

2.1.20 "Separation from Service" means that ADM and the Participant anticipate that the Participant will perform no future services (as an Employee or contractor) for ADM and its Affiliates or that the level of services the Participant will perform for ADM and its Affiliates (as an Employee or contractor) will permanently decrease to twenty percent (20%) or less of the average level of services performed over the immediately preceding thirty-six (36) month period (or the full period of services if the Participant has been providing services for less than thirty-six (36) months). In the event of a leave of absence, a Separation from Service will be deemed to have occurred on the date that is six (6) months (or in the case of a disability leave, twenty-nine (29) months) following the start of such leave; *provided that,* if the Participant has a statutory or contractual right to return to active employment that extends beyond the end of such leave period, the Separation from Service will be deemed to have occurred upon the expiration of such statutory or contractual right; and if the individual has a Termination of Employment during such leave period, the Separation from Service will be deemed to have occurred on such Termination of Employment. A "disability" leave for this purpose means an absence due to a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of his/her position of employment or any substantially similar position.

In the case of a sale or other disposition of stock or substantial assets, or other corporate transaction, whether a Separation from Service has occurred may be affected by the provisions of Sec. 7.1.3.

2.1.21 "Specified Employee" means an Employee who at any time during the twelve-month period ending on the identification date was a "key employee" as defined under Code § 416(i) (applied in accordance with the regulations thereunder, but without regard to paragraph (5) thereof).

ADM may adopt a Specified Employee Identification Policy which specifies the identification date, the effective date of any change in the key employee group, compensation definition and other variables that are relevant in identifying Specified Employees, and which may include an alternative method of identifying Specified Employees consistent with the regulations under Code § 409A. In the absence of any such policy or policy provision, for purposes of the above, the "identification date" is each December 31st, and an Employee who satisfies the above conditions will be considered to be a "Specified Employee" from April 1st following the identification date to March 31st of the following year, and the compensation and other variables, and special rules for corporate events and special rules relating to nonresident aliens, that is necessary in identifying Specified Employees will be determined and applied in accordance with the defaults specified in the regulations under Code § 409A. Any Specified

Employee Identification Policy will apply uniformly to all nonqualified deferred compensation plans subject to Code § 409A that are maintained by ADM or an Affiliate.

2.1.22 "Spouse" means a person of the opposite sex to whom the Participant is legally married as of the determination date (including a common-law spouse in any state that recognizes common-law marriage, provided that acceptable proof and certification of common-law marriage has been received by ADM).

2.1.23 "Supplemental Pension" means the benefit payable to a Participant under the Plan, which may be a Cash Balance Supplemental Pension or a Traditional Formula Supplemental Pension. A "Cash Balance Supplemental Pension" is a Supplemental Pension determined under Sec. 4.2; and a "Traditional Formula Supplemental Pension" is a Supplemental Pension determined under Sec. 4.3..

2.1.24 "Termination of Employment" means that the common-law employer-employee relationship has ended between the individual and ADM and its Affiliates, as determined under the employment policies and practices of ADM (including by reason of voluntary or involuntary termination, retirement, death, expiration of and failure to return from a recognized leave of absence, or otherwise). A Termination of Employment does not occur merely as a result of transfer of employment from one Affiliate to another Affiliate, or from ADM to an Affiliate or from an Affiliate to ADM. In the case of an Employee working for an Affiliate, a Termination of Employment will not occur upon the sale of the stock of such employer such that it no longer satisfies the definition of an Affiliate (assuming the individual continues in the employ of that employer or a new affiliate of that employer after the sale).

2.1.25 "Traditional Formula Pension Benefit" means the benefit that is payable to the Participant under the Qualified Retirement Plan determined under the traditional formula.

2.1.26 "Traditional Formula Participant" means a Participant who is entitled to receive a Traditional Formula Pension Benefit under the Qualified Retirement Plan.

2.1.27 "Trustee" means the trustee of a trust established pursuant to Sec. 7.2.

2.1.28 "Vested" means that the Participant has a Separation from Service under circumstances where he/she is vested under Sec. 5.1.

2.2 **CHOICE OF LAW.** The Plan will be governed by the laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States. All controversies, disputes, and claims arising hereunder must be submitted to the United States District Court for the Central District of Illinois.

ARTICLE III

PARTICIPATION

3.1 **PARTICIPATION.**

3.1.1 Eligible Employees. An Eligible Employee will be eligible to participant in the Plan once he/she has been provided with a written notice of eligibility from ADM.

3.1.2 Payment Form Elections. An Eligible Employee who is provided with notice of eligibility on or after January 1, 2009 and participates in the Qualified Retirement Plan under the Cash Balance Pension Formula will be allowed to make an initial distribution election under the Plan during the thirty (30) day period following the date he/she is provided with written notice of his/her eligibility to participate in the Plan. At the expiration of such thirty (30) day period, the distribution election with be irrevocable and the Eligible Employee will become an Active Participant.

If an Eligible Employee fails to file an distribution election during the thirty (30) day period above, he/she will be deemed to have elected a lump-sum payment.

.

3.1.3   End of Active Participation and Participation. An Active Participant will continue as an Active Participant until the earliest of the following:

(a)   The date of his/her Separation from Service;

(b)   The date on which the Plan is terminated and liquidated pursuant to Sec. 8.2.2; or

(c)   The date the Participant ceases to be an Eligible Employee (other than as a result of Separation from Service).

A Participant will continue as a Participant until having received a full distribution of the benefit due under the Plan.

ARTICLE IV

SUPPLEMENTAL PENSION BENEFITS

4.1   SUPPLEMENTAL PENSIONS – CASH BALANCE AND TRADITIONAL FORMULA. A Participant may be accruing a Cash Balance Supplemental Pension or a Traditional Formula Supplemental Pension, but not both at the same time under the Plan.

4.2   CASH BALANCE SUPPLEMENTAL PENSION.

4.2.1   Entitlement. A Cash Balance Participant will be entitled to a Cash Balance Supplemental Pension he/she is Vested at Separation from Service.

4.2.2   Normal Expression of Cash Balance Supplemental Pension – Lump-Sum. A Participant's Cash Balance Supplemental Pension, when expressed as a single lump-sum payment payable as of the date of determination, is equal to A minus B, where:

"A" =   The balance that would have been in the Participant's Cash Balance Account under the Qualified Retirement Plan if credits had been determined without regard to:

(i)   The limit on compensation taken into account under the Qualified Retirement Plan under Code § 401(a)(17); and

(ii)   The exclusion of amounts deferred by the Participant under the ADM Deferred Compensation Plan for Selected Management Employees I or II (or other non-qualified deferred compensation plan maintained or previously maintained by ADM or Participating Affiliate) from the compensation base used in determining the benefit accrued and payable under the Qualified Retirement Plan.

"A" will also include the difference, if any, between the lump-sum benefit that would be payable under the Qualified Retirement Plan without regard to the benefit limits of Code § 415(b) and the lump-sum benefit actually payable under the Plan.

"B" =   The actual balance of the Participant's cash balance account under the Qualified Retirement Plan on such date (as limited by Code § 415(b)).

If a Participant receives a distribution under the Qualified Retirement Plan prior to distribution of his/her Supplemental Pension, the balance under "A" or "B" will be determined as if not such distribution had occurred from the plan.

4.3   TRADITIONAL FORMULA SUPPLEMENTAL PENSION.

4.3.1   Entitlement. A Traditional Formula Participant will be entitled to a Traditional Formula Supplemental Pension under this Plan if he/she is Vested at Separation from Service.

4.3.2   Normal Expression of Traditional Formula Supplemental Pension – Single Life Annuity at Normal Retirement Age. A Participant's Traditional Formula Supplemental Pension, when expressed a single life annuity starting as of the first day of the month following the Participant's Normal Retirement Age (or the first day of the month following the date of determination, if after the Participant's Normal Retirement Age), is equal to A minus B, where:

"A" = The single life annuity that would have been payable under the Qualified Retirement Plan starting on such date, determined without regard to:

    (i) The limit on compensation taken into account under the Qualified Retirement Plan under Code § 401(a)(17);

    (ii) The limit on the benefit accrued and payable under the Qualified Retirement Plan under Code § 415(b); and

    (iii) The exclusion of amounts deferred by the Participant under the ADM Deferred Compensation Plan for Selected Management Employees I or II (or other non-qualified deferred compensation plan maintained or previously maintained by ADM or Participating Affiliate) from the compensation base used in determining the benefit accrued and payable under the Qualified Retirement Plan.

"B" = The single life annuity that is (or would be) payable to the Participant under the Qualified Retirement Plan starting on such date (as limited by Code § 415(b)).

Any reference to an annuity that "would be" paid under the Qualified Retirement Plan as of a given date, means the annuity determined as if the Participant had received (or started to receive) his/her benefit under the Qualified Retirement Plan as of the specified date, regardless of whether the benefit under the Qualified Retirement Plan is actually paid then or at a later time.

4.3.3 <u>Adjustment for Early Commencement</u>. If a Participant receives (or starts) his/her Traditional Formula Supplemental Pension prior to Normal Retirement Age, such Supplemental Pension, when expressed as a single life annuity, will equal the single life annuity determined under Sec. 4.3.2, adjusted for early commencement as follows:

    (a) If the Participant's Separation from Service occurs at or after age fifty-five (55), and the Participant has completed ten (10) or more years of Continuous Service (as determined under the Qualified Retirement Plan), such annuity will be adjusted for early commencement as follows:

Age at Benefit Commencement Date	Early Commencement Factor*
65	100%
64	97%
63	93%
62	88%
61	83%
60	78%
59	73%
58	68%
57	62%
56	56%
55	50%

    * Percentage determined using straight line interpolation on the basis of age to the last full month.

    (b) If the Participant's Separation from Service occurs before age fifty-five (55), and the Participant has completed ten (10) or more years of Continuous Service (as determined under the Qualified Retirement Plan), such annuity will be adjusted for early commencement as follows:

Age at Benefit   Early

Commencement Date	Commencement Factor*
65	100%
64	93.36%
63	86.67%
62	80.00%
61	73.36%
60	66.67%
59	63.36%
58	60.00%
57	56.67%
56	53.36%
55	50.00%

    *   Percentage determined using straight line interpolation on the basis of age to the last full month.

    (c)   If the Participant has not completed ten (10) year of Continuous Service (as determined under the Qualified Retirement Plan), early commencement is not permitted under this Plan.

4.3.4   <u>Participant With Frozen Traditional Formula Supplemental Pension</u>. If a Traditional Formula Participant has a Separation from Service and later is rehired by ADM or an Affiliate on or after January 1, 2009, he/she may enter the Qualified Retirement Plan under the Cash Balance Pension Formula. In such case, the Traditional Formula Supplemental Pension attributable to his/her prior employment will be determined as a separate benefit under this Plan from the Cash Balance Supplemental Pension attributable to his/her subsequent period of employment and will be paid based upon the original Separation from Service (as of rehire had not occurred).

4.4   TIME OF PAYMENT.

4.4.1   <u>Cash Balance Supplemental Pension</u>. A Participant who is entitled to a Cash Balance Supplemental Pension may elect to receive (or start) such Supplemental Pension as of the following dates:

    (a)   The first day of the month next following the Participant's Separation from Service;

    (b)   The January 1 next following his/her Separation from Service; or

    (c)   The first day of any month elected by the Participant that falls on or after the date he/she attains age fifty-five (55), but not later than the first day of the month following the date he/she attains Normal Retirement Age.

If a Cash Balance Participant fails to make a timely election of a Benefit Commencement Date as provided in Sec. 4.6.2, the Benefit Commencement Date will be the first day of the month following the Participant's Separation from Service.

4.4.2   <u>Traditional Formula Supplemental Pension</u>. A Participant who is entitled to a Traditional Formula Supplemental Pension will receive (or start) such Supplemental Pension as of the later of the following dates:

    (a)   The first day of the month next following the Participant's Separation from Service; or

    (b)   If the Participant has completed ten (10) year of Continuous Service (as determined under the Qualified Retirement Plan), the first day of the month next following the date on which the Participant attains age fifty-five (55); otherwise, the first day of the month next following Normal Retirement Age.

4.4.3   <u>Required Delay for Specified Employees</u>. Any contrary provision notwithstanding, a distribution to a Specified Employee will not under any circumstances be made prior to the first day of the seventh (7th) calendar month following the Participant's Separation from Service, except in the case of an intervening death of the Participant as provided in Sec. 6.1. In the event of such a delay, any payments that would have been paid to the Participant but for the required delay will be accumulated (without interest or earnings adjustment) and will be paid in a single lump sum on the first day of the seventh (7th) month.

4.5 **FORM OF PAYMENT.**

4.5.1 <u>Available Payment Forms</u>.   A Participant's Supplemental Pension will be paid in the following payment form:

(a)   In the case of a Cash Balance Supplemental Pension, the Participant may elect one of the following payment forms:

(i)   A lump sum; or

(ii)   A life contingent annuity, except as provided in Sec. 4.7 (for cash-out of small benefits).

A Cash Balance Participant who elected, or was defaulted to, a life contingent annuity may later elect a lump sum payment in lieu of the annuity provided the election is made at least twelve (12) months prior to the Benefit Commencement Date of the annuity (an election made within such period will not be given effect). A Cash Balance Participant who makes such election will receive the lump-sum payment as of a date that is five (5) years after what would have been the original Benefit Commencement Date.

(b)   In the case of a Traditional Formula Supplemental Pension, the Supplemental Pension will be paid in the form of a life contingent annuity, , except as provided in Sec. 4.7 (for cash-out of small benefits).

4.5.2 <u>Life Contingent Annuity Forms</u>. Where a Participant's Supplemental Pension is payable as a life contingent annuity, the Participant may elect to receive such annuity in either of the following forms:

(a)   A single life annuity – that is, a monthly annuity payable to the Participant for the life of the Participant; or

(b)   A joint and survivor annuity – that is, a monthly annuity payable to the Participant for the life of the Participant and, upon the Participant's death, if the Participant's Spouse or Certified Domestic Partner survives the Participant, a monthly annuity payable to the Spouse or Certified Domestic Partner for his/her life equal to fifty percent (50%), seventy five percent (75%) or one-hundred percent (100%), as selected by the Participant, of the annuity previously payable to the Participant.

A joint and survivor annuity will be payable only if the Participant has a surviving Spouse or Certified Domestic Partner on the Benefit Commencement Date of the Supplemental Pension Benefit. If the Participant is not married on the Benefit Commencement Date (including if the Spouse or Certified Domestic Partner predeceased the Participant or in the event of a divorce or revocation of a domestic partner affidavit), the Supplemental Pension will be paid as a single life annuity in accordance with subparagraph (a).

A joint and survivor annuity will be the actuarial equivalent of the following:

(i)   In the case of a Cash Balance Participant, the actuarial equivalent of the lump-sum amount determined under Sec. 4.2.2; or

(ii)   In the case of a Traditional Formula Participant, the actuarial equivalent of the single life annuity starting on the same date as the joint and survivor annuity, which is the single life annuity determined under Sec. 4.3.2, adjusted (if applicable) under Sec. 4.3.3.

Actuarial equivalence for this purpose will be determined using the following actuarial assumptions: Interest – six percent (6%) annual rate; Mortality – the mortality table used to convert between annuity forms under the Qualified Retirement Plan for an annuity starting as of the Benefit Commencement Date of the Supplemental Pension under this Plan.

If a Participant whose Supplemental Pension is payable as a life contingent annuity fails to timely elect a specific form of annuity prior to the Benefit Commencement Date, he/she receive his/her Supplemental Pension in the form of a joint and survivor annuity with a fifty percent (50%) survivor percentage, if the Participant has a surviving Spouse or Certified Domestic Partner; otherwise, in the form of a single life annuity.

4.6   PAYMENT FORM ELECTION PROCEDURE .

4.6.1   Election Procedure. An election as to the time and/or form of payment will be effective only if it is made by the Participant in such manner and in accordance with such rules as may be prescribed for this purpose by ADM (including by means of a voice response or other electronic system under circumstances authorized by ADM).

4.6.2   Timing - Cash Balance Participants. In the case of a Cash Balance Participant, a payment time and form election will be effective only if it is received in properly completed form by ADM by the following date:

(a)   If the Participant was an Active Participant on December 31, 2008 and his/her Traditional Formula Supplemental Pension was converted to a Cash Balance Supplemental Pension as of January 1, 2009, the payment election form due date is December 31, 2008.

(b)   Otherwise, the payment election form due date is 30 days after the Cash Balance Participant becomes eligible to participate in the Plan.

If a payment time and form election is not received by such date, default elections will apply as specified in the Plan.

4.6.3   Timing - Traditional Formula Participants. In the case of a Traditional Pension Formula Participant, a payment form election will be effective only if it is received in properly completed form by ADM as of a date determined by ADM prior to the Benefit Commencement Date.

4.7   CASH-OUT OF SMALL BENEFITS.

4.7.1   Mandatory Cash-Out. Any contrary provision notwithstanding, if the value of a Participant's Supplemental Pension payable as of the Benefit Commencement Date does not exceed twenty-five thousand dollars ($25,000), a lump sum of such value will be paid to the Participant in full satisfaction of all rights under this Plan.

The "value" of a Participant's Supplemental Pension for this purpose will equal the following:

(a)   In the case of a Cash Balance Participant, the lump sum amount determined under Sec. 4.2.2 as of the Benefit Commencement Date; or

(b)   In the case of a Traditional Formula Participant, the present value of the single life annuity that would be payable to the Participant starting as of the Benefit Commencement Date, which is the single life annuity determined under Sec. 4.3.2, adjusted (if applicable) under Sec. 4.3.3.

Present value for purposes of (b) will be determined using the following actuarial assumptions: Interest – the annual rate of interest prescribed by the Internal Revenue Service for purposes of Code § 417(e), with the interest rate prescribed for October applying with respect to any payment date during the next Plan Year; Mortality – the mortality table used to convert to lump-sum amounts under the Qualified Retirement Plan as of the same Benefit Commencement Date.

4.7.2   Discretionary Cash-Out at the Direction of ADM. If at any time during the payment of an annuity the present value (determined using the factors specified in Sec. 4.7.1) of the remaining payments due under such annuity, together with any benefits due under all other Aggregated Plans, does not exceed the applicable dollar amount then in effect under Code § 402(g)(1)(B), then ADM may, in its sole discretion, direct that a lump sum of such present value under this Plan and all other Aggregated

Plans be paid to the Participant in full settlement of all obligations under such plans to the Participant.

4.8 **FICA OVER-PAYMENT TRUE-UP.** If ADM reports benefit accruals under this Plan as "wages" for purposes of the Federal Insurance Contributions Act (FICA) pursuant to Code § 3121(v) on an early inclusion date prior to the date on which the benefits are reasonably ascertainable, then performs a true-up on the resolution date and determines that FICA taxes have been overpaid, the Participant will receive an additional payment under this Plan in a lump-sum equal to the over-payment amount that was charged to the Participant (the employee-portion only) as a result of reporting benefit accruals on an early inclusion date, without adjustment for interest or earnings. This additional lump-sum will be paid as of the later of the resolution date under Code § 3121(v) or the payment due date provided in Sec. 4.4.

4.9 **SPECIAL RULES.**

4.9.1 Benefits Due Only for Time in Eligible Group. If a Participant ceases to be an Eligible Employee prior to his/her actual Separation from Service (for example, if the Board exercises its discretion to remove the Employee as an Eligible Employee), the Supplemental Pension payable to the Participant will be the lesser of the Supplemental Pension that would be payable if the Participant had a Separation from Service as of the date he/she ceased to be an Eligible Employee, and the Supplemental Pension that would be payable if the Participant had continued to be an Eligible Employee to the date of his/her actual Separation from Service.

4.9.2 Transition Period Under Code § 409A. Any contrary provision notwithstanding, consistent with the transition relief provided under IRS Notice 2007-86, the time and form of payment to a Participant under this Plan will be controlled by the payment election made by the Participant under the Qualified Retirement Plan until December 31, 2008. A Participant who has not yet commenced his/her benefit under this Plan as of December 31, 2008 will have his/her benefit paid as provided in this Article without regard to this subsection.

ARTICLE V

VESTING

5.1 **VESTING.** A Participant will be Vested if he/she is vested and entitled to a pension benefit under the Qualified Retirement Plan and, in the case of a Participant who first becomes an Active Participant on or after January 1, 2009, the Participant has been an Active Participant for at least twelve (12) months.

5.2 **FORFEITURE.** If a Participant has a Separation from Service before he/she is Vested, he/she will forfeit his/her Supplemental Pension. However, if such a Participant is subsequently rehired by ADM or a Participating Affiliate (while it is a Participating Affiliate), and has his/her pension benefit under the Qualified Retirement Plan reinstated, such Participant's Supplemental Pension will also be reinstated under this Plan.

ARTICLE VI

DISTRIBUTIONS AFTER DEATH

6.1 **SURVIVOR BENEFITS.**

6.1.1 Entitlement. A Survivor Benefit will be payable under the Plan if:

(a) The Participant dies after he/she is Vested but prior to the Benefit Commencement Date of his/her Supplemental Pension; and

(b) In the case of a Traditional Formula Participant, the Participant is survived by a Spouse to whom the Participant was married throughout the one year period preceding death, or a Certified Domestic Partner with respect to whom an affidavit of domestic partner status has been continuously on file with ADM throughout the one year period preceding death.

6.1.2 <u>Survivor Benefit - Cash Balance Participant</u>. In the case of a Cash Balance Participant, the Survivor Benefit will be a lump-sum payment equal to "A" minus "B" as determined under Sec. 4.2.2.

The Survivor Benefit will be paid to the Participant's Beneficiary within ninety (90) days after the death of the Participant.

6.1.3 <u>Survivor Benefit - Traditional Formula Participant – Death While Employed</u>. In the case of a Traditional Formula Participant who dies while employed with ADM or an Affiliate (while it is an Affiliate), the Survivor Benefit will be a life annuity for the life of the Spouse or Certified Domestic Partners with monthly payments equal fifty percent (50%) of A minus B, where:

"A" = The single life annuity that would have been payable to the Participant under the Qualified Retirement Plan starting on the first day of the month following the Participant's Normal Retirement Age (or the first day of the month following the date of determination, if after the Participant's Normal Retirement Age), determined without regard to:

(i) The limit on compensation taken into account under the Qualified Retirement Plan under Code § 401(a)(17);

(ii) The limit on the benefit accrued and payable under the Qualified Retirement Plan under Code § 415(b); and

(iii) The exclusion of amounts deferred by the Participant under the ADM Deferred Compensation Plan for Selected Management Employees I or II (or other non-qualified deferred compensation plan maintained or previously maintained by ADM or Participating Affiliate) from the compensation base used in determining the benefit accrued and payable under the Qualified Retirement Plan.

"B" = The single life annuity that is or would have been payable to the Participant under the Qualified Retirement Plan staring on such date (as limited by Code § 415(b)).

This Survivor Benefit will be paid to the Spouse or Certified Domestic Partner starting the first day of the calendar month following the Participant's death.

6.1.4 <u>Survivor Benefit – Traditional Formula Participant – Death After Separation from Service</u>. In the case of a Traditional Formula Participant who dies after Separation from Service but prior to the Benefit Commencement Date of his/her Supplemental Pension, the Survivor Benefit will be a life annuity for the life of the Spouse or Certified Domestic Partner with monthly payments equal to the monthly survivor benefit that would have been paid to the Spouse or Certified Domestic Partner if the Participant had survived to the Benefit Commencement Date, commenced his/her Supplemental Pension in the form of a joint and survivor annuity with a fifty percent (50%) survivor percentage, and died immediately after the start of such annuity.

This Survivor Benefit will be paid to the Spouse or Certified Domestic Partner starting on the date the Participant would have started to receive his Supplemental Pension had he/she had a Separation from Service on the date of death and survived to start his/her Supplemental Pension on date specified in Sec. 4.4.2.

6.1.5 <u>Survivor Benefit – Death During Six-Month Delay Period</u>. If the Participant was a Specified Employee at the time of his/her Separation from Service and thus was subject to the delay period described in Sec. 4.4.3, and the Participant died prior to the Benefit Commencement Date of his/her Supplemental Pension, the Participant's Spouse or Certified Domestic Partner may be entitled to a survivor benefit as follows:

(a) In the case of a Cash Balance Participant who elected to receive his/her Supplemental Pension in the form of a lump sum payment or in the case of any Participant whose Supplemental Benefit was below the cash-out amount in Sec. 4.7.1, the Survivor Benefit will equal the lump sum amount determined under Sec. 4.2.2 or Sec. 4.7.1 (as applicable), which will be paid to the Participant's Beneficiary within ninety (90) days following the death of the Participant.

(b)   In the case of a Participant who is scheduled to receive his/her Supplemental Pension in the form of an annuity, the Spouse or Certified Domestic Partner will be entitled to:

   (i)   A lump sum payment of the monthly payments that accumulated prior to the Participant's death; and,

   (ii)   If the Participant elected a joint and survivor form of annuity, a monthly annuity for life equal to the survivor percentage (fifty percent (50%), seventy five percent (75%) or one-hundred percent (100%)) for the form of annuity elected by the Participant.

6.2   BENEFICIARY DESIGNATION.

6.2.1   <u>General Rule</u>. A Cash Balance Participant may designate any person (natural or otherwise, including a trust or estate) as his/her Beneficiary to receive any Survivor Benefit due under the Plan, subject to the consent requirements of Sec. 6.2.2, may change or revoke a Beneficiary designation previously made without the consent of any current Beneficiary.

6.2.2   <u>Special Requirements for Participants with a Spouse or Certified Domestic Partner</u>. If a Participant has a Spouse or Certified Domestic Partner at the time of death, such Spouse or Certified Domestic Partner will be his/her Beneficiary unless the Spouse or Certified Domestic Partner has consented in writing to the designation of a different Beneficiary.

Consent of a Spouse or Certified Domestic Partner will be deemed to have been obtained if it is established to the satisfaction of ADM that such consent cannot be obtained because the Spouse or Certified Domestic Partner cannot be located.

If a Participant's Spouse or Certified Domestic Partner consents to the designation of a Beneficiary, that consent cannot be revoked so long as the designation remains in effect, but the designation cannot be changed (other than to revoke the designation and reinstate the Spouse or Certified Domestic Partner as the Beneficiary) without the consent of the Spouse or Certified Domestic Partner. If a Spouse or Certified Domestic Partner consents to the designation of a Beneficiary, and the Participant and Spouse divorce or the Participants files a notice with ADM that the domestic partner relationship has ended, the consent of the prior Spouse or Certified Domestic Partner does not bind a subsequent Spouse or Certified Domestic Partner.

6.2.3   <u>Form and Method of Designation</u>. A Beneficiary designation must be made on such form and in accordance with such rules as may be prescribed for this purpose by ADM. A Beneficiary designation will be effective (and will revoke all prior designations) if it is received by ADM (or if sent by mail, the post-mark of the mailing is) prior to the date of death of the Participant. ADM may rely on the latest Beneficiary designation on file (or if an effective designation is not on file may direct that payment be made pursuant to the default provision of the Plan) and will not be liable to any person making claim for such payment under a subsequently filed designation or for any other reason.

ADM may rely on the latest designation on file with it (or may direct that payment be made pursuant to the default provision if an effective designation is not on file) and will not be liable to any person making claim for such payment under a subsequently filed designation or for any other reason.

If a Participant designates a Beneficiary by name that is accompanied by a description of a business, legal or family relationship to the Participant (*e.g.*, "spouse", "business partner", "landlord"), such Beneficiary will be deemed to have predeceased the Participant if such relationship has been dissolved or no longer exists at the death of the Participant. If a Participant designates a Beneficiary by name that is accompanied by a description of a personal relationship to the Participant (*e.g.*, "friend"), the dissolution of that relationship will not affect the designation.

6.2.4   <u>Default Designation</u>. If a Beneficiary designation is not on file with ADM, or if no designated Beneficiary survives the Participant, the Beneficiary will be the person or persons surviving the Participant in the first of the following classes in which there is a survivor, share and share alike:

(a)   The Participant's Spouse or Certified Domestic Partner.

(b)   The Participant's children, except that if any of the Participant's children predecease the Participant but leave issue surviving the Participant, such issue will take by right of representation the share their parent would have taken if living.

(c)   The Participant's parents.

(d)   The Participant's brothers and sisters.

(e)   The Participant's estate.

The identity of the Beneficiary in each case will be determined by ADM.

6.3   CASH-OUT OF SMALL BENEFITS. If at any time during the payment of an annuity to a Spouse or Certified Domestic Partner, the present value of the remaining payments due under such annuity, together with any benefits due under all other Aggregated Plans, does not exceed the applicable dollar amount then in effect under Code § 402(g)(1)(B), then ADM may, in its sole discretion, direct that a lump sum of such present value under this Plan and all other Aggregated Plans be paid to the Spouse or Certified Domestic Partner in full settlement of all obligations under such plans to the Spouse or Certified Domestic Partner.

Present value for this purpose will be determined using the following actuarial assumptions: Interest – the annual rate of interest prescribed by the Internal Revenue Service for purposes of Code § 417(e), with the interest rate prescribed for October applying with respect to any payment date during the next Plan Year; Mortality – the mortality table used to convert to lump-sum amounts under the Qualified Retirement Plan as of the same commencement date.

6.4   NO OTHER SURVIVOR BENEFITS. No survivor benefits are payable to anyone with respect to a Participant except as provided in Sec. 6.1.


ARTICLE VII

CONTRACTUAL OBLIGATIONS AND FUNDING


7.1   CONTRACTUAL OBLIGATIONS.

7.1.1   <u>Obligations of Employer</u>. The Plan creates a contractual obligation on the part of ADM and each Participating Affiliate to provide benefits as set forth in the Plan with respect to:

(a)   Participants who are employed with ADM or that Participating Affiliate;

(b)   Participants who were employed with ADM or that Participating Affiliate prior to Termination of Employment; and

(c)   Beneficiaries of the Participants described in (a) and (b).

A Participating Affiliate is not responsible for (and has no contractual obligation with respect to) benefits payable to a Participant who is or was employed with ADM or another Participating Affiliate unless the second Participating Affiliate is a successor to the legal liabilities of the first Participating Affiliate (for example, as a result of a merger). If a Participant is employed with two or more employers (ADM and a Participating Affiliate, or two or more Participating Affiliates, etc.), either concurrently or at different times, each will be responsible for the benefit attributable to the period of service with such employer.

Notwithstanding the contractual obligation, no Participant or Spouse entitled to benefits under this Plan has any right, title or claim in or to any specific assets of ADM or any Participating Affiliate, but instead has the right of a general creditor of such employer.

7.1.2   Guarantee by Company. ADM will guarantee and assume secondary liability for the contractual commitment of each Participating Affiliate under Sec. 7.1.1.

7.1.3   Transfer of Liability in Corporate Transaction. In the event of a sale of the stock to an unrelated buyer, or a disposition by means of a forward or reverse merger involving an unrelated buyer, or similar corporate transaction, where an employer ceases as a result of the transaction to be an Affiliate, for any individual who remains employed with the employer after it ceases to be an Affiliate, the transaction will not be deemed to constitute a Separation from Service and benefits thereafter will be paid in accordance with the terms of the Plan or, if applicable, the successor plan established by the buyer or an affiliate in a manner consistent with Code § 409A.

In the event of a sale of substantial assets (such as a plant or division, or substantially all assets of a trade or business) of ADM or an Affiliate to an unrelated buyer, ADM and the buyer may agree to transfer the contractual obligation and liability for benefits with respect to any individual who becomes an employee of the buyer or an affiliate of the buyer upon the closing or in connection with such transaction. In such case, the transaction will not be deemed to constitute a Separation from Service and benefits thereafter will be paid in accordance with the terms of the Plan or a successor plan established by the buyer or an affiliate in a manner consistent with Code § 409A.

7.2   FUNDING.

7.2.1   Establishment and Funding of Rabbi Trust. ADM may, in its sole and absolute discretion, establish a "rabbi" trust to serve as a funding vehicle for benefits payable under the Plan. However, neither ADM nor any Participating Affiliate will have any obligation to establish such a trust, or to fund such trust if established.

Neither ADM nor any Participating Affiliate will transfer or contribute any funds during any "restricted period," as defined in Code § 409A(b)(3)(B), to any rabbi trust established under this Section 7.2.1. If any funds are transferred or contributed during a restricted period and ADM certifies in writing that such transfer or contribution was disallowed under this provision, the funds will be deemed to have been transferred or contributed under a mistake of fact and will be returned to ADM or the Participating Affiliate, along with any earnings allocable to such funds, regardless of whether the rabbi trust's terms establish it as revocable or irrevocable.

Any rabbi trust hereby established may be revocable if so established under the terms of the trust. The assets of any rabbi trust hereby established will not be held or transferred outside of the United States, and the trust will not have any other feature that would result in a transfer of property being deemed to have occurred under Code § 409A (for example, there will be no funding obligation or restrictions on assets in connection with a change in financial health of ADM or any Affiliate).

Any rabbi trust used to fund benefits payable under this Plan may be used to fund benefits payable under any other non-qualified deferred compensation plan maintained by ADM or any Participating Affiliate.

7.2.2   Effect on Benefit Obligations. The establishment and funding of a rabbi trust will not affect the contractual obligations of ADM and each Participating Affiliate under Sec. 7.1, except that such obligations with respect to any Participant or Beneficiary will be offset to the extent that payments actually are made from the trust to such Participant or Spouse. In the case of any transfer of contractual obligations and liabilities under Sec. 7.1.3, the parties may arrange for a transfer of assets to a rabbi trust maintained by the buyer or an affiliate of the buyer.


ARTICLE VIII

AMENDMENT AND TERMINATION OF PLAN


8.1   RIGHT TO AMEND OR TERMINATE.

8.1.1   Amendment. ADM may amend the Plan at any time and for any reason by action of the following:

(a)   Board of Directors. The Board can adopt any amendment to the Plan, and any amendment that has a material negative cost impact to ADM is reserved exclusively to the Board.

(b)   Benefit Plans Committee or Chief Executive Officer. The ADM Benefit Plans Committee or the Chief Executive Officer of ADM can adopt any amendment to the Plan that is not reserved to the Board (that is, any amendment that does not have a material negative cost impact to ADM). The Benefit Plans Committee or Chief Executive Officer, in its/his/her sole and absolute discretion, can determine the cost impact of an amendment, and the validity of amendment will not be open to challenge if based upon a good faith determination of the cost impact made by the Benefit Plans Committee or Chief Executive Officer.

   The Benefit Plans Committee or Chief Executive Officer acts on behalf ADM in its corporate capacity in connection with any amendment to the Plan.

(c)   Persons with Delegated Authority. The Board and the ADM Benefit Plans Committee and ADM Chief Executive Officer, by resolution or written action, can delegate the amendment authority vested in such person or body to any other person, committee or body.

8.1.2   Termination. ADM may terminate the Plan at any time and for any reason by action of the Board.

8.1.3   Delayed Timing of Amendment or Termination Effective Under Code § 409A. ADM, acting pursuant to Sec. 8.1.1, generally will determine the effective date of any amendment to the Plan. However, if Code § 409A requires a delayed effective date (for example, if an amendment changes a deferral rule in a way that must be delayed for twelve (12) months), then the amendment will be effective as of the later of the date determined by ADM or the earliest effective date allowed under Code § 409A.

ADM generally will determine the effective date of a termination of the Plan.

8.2   LIMITS ON EFFECT OF AMENDMENT OR TERMINATION.

8.2.1   No Negative Effect on Accrued Benefit. An amendment or termination of the Plan may not have the effect of reducing the overall benefit attributable to the period prior to amendment or termination and payable to the Participant under the Qualified Retirement Plan or this Plan. This will not prohibit an amendment that reduces or eliminates the benefit accrued and payable under this Plan and shifts the liability for such benefit to another nonqualified retirement plan maintained by ADM or an Affiliate, or any successor, or to the Qualified Retirement Plan, or an amendment that is required by law or for which the failure to adopt the amendment would have adverse tax consequences to the Participants affected by such amendment (as determined by ADM).

8.2.2   Liquidation Terminations. ADM may terminate the Plan and provide for the acceleration and liquidation of all benefits remaining due under the Plan pursuant to Treas. Reg. § 1.409A-3(j)(4)(ix). If such a termination and liquidation occurs, all accruals under the Plan will be discontinued (and all Active Participants will cease to be Active Participants) as of the termination date established by ADM, and benefits remaining due will be paid in a lump-sum at the time specified by ADM as part of the action terminating the Plan and consistent with Treas. Reg. § 1.409A-3(j)(4)(ix).

8.2.3   Other Terminations. ADM may terminate the Plan other than pursuant to Treas. Reg. § 1.409A-3(j)(4)(ix). In the event of such other termination, all accruals under the Plan will be discontinued (and all Active Participants will cease to be Active Participants), but all benefits remaining payable under the Plan will be paid at the same time and in the same form as if the termination had not occurred – that is, the termination will not result in any acceleration of any distribution under the Plan.

ARTICLE IX

ADMINISTRATION/CLAIMS PROCEDURES

9.1   ADMINISTRATION.

9.1.1   Administrator. ADM is the administrator of the Plan with authority to control and manage the operation and administration of the Plan and make all decisions and determinations incident thereto. Action on behalf of ADM as administrator may be taken by any of the following:

(a)   Its Benefit Plans Committee;

(b)   Its Chief Executive Officer; or

(c)   Any individual, committee, or entity to whom responsibility for the operation and administration of the Plan is allocated by the Benefit Plans Committee or Chief Executive Officer.

Where action is to be taken by the Board under the Plan, such action is taken in a corporate capacity (and not as administrator) with respect to the Plan.

9.1.2   <u>Third-Party Service Providers.</u> ADM may from time to time contract with or appoint a recordkeeper or other third-party service provider for the Plan. Any such recordkeeper or other third-party service provider will serve in a non-discretionary capacity and will act in accordance with directions given and/or procedures established by ADM.

9.1.3   <u>Rules of Procedure</u>. ADM may establish, adopt or revise such rules and regulations as it may deem necessary or advisable for the administration of the Plan.

9.2   CORRECTION OF ERRORS AND DUTY TO REVIEW INFORMATION.

9.2.1   <u>Correction of Errors</u>. Errors may occur in the operation and administration of the Plan. ADM reserves the right to cause such equitable adjustments to be made to correct for such errors as it considers appropriate (including adjustments to pension statements), which will be final and binding on the Participant or Beneficiary.

9.2.2   <u>Participant Duty to Review Information</u>. Each Participant and Beneficiary has the duty to promptly review any information that is provided or made available to the Participant or Beneficiary and that relates in any way to the operation and administration of the Plan or his/her payment elections under the Plan and to notify ADM of any error made in the operation or administration of the Plan that affects the Participant or Beneficiary within thirty (30) days of the date such information is provided or made available to the Participant or Beneficiary (for example, the date the information is sent by mail or the date the information is provided or made available electronically). If the Participant or Beneficiary fails to review any information or fails to notify ADM of any error within such period of time, he/she will not be able to bring any claim seeking relief or damages based on the error.

If ADM is notified of an alleged error within the thirty (30) day time period, ADM will investigate and either correct the error or notify the Participant or Beneficiary that it believes that no error occurred. If the Participant or Beneficiary is not satisfied with the correction (or the decision that no correction is necessary), he/she will have sixty (60) days from the date of notification of the correction (or notification of the decision that no correction is necessary), to file a formal claim under the claims procedures under Sec. 9.3.

9.3   CLAIMS PROCEDURE.

9.3.1   <u>Claims Procedure</u>. If a Participant or Beneficiary does not feel as if he/she has received full payment of the benefit due such person under the Plan, or if a Participant or Beneficiary feels that an error has been made with respect to his/her benefit under the Plan and has satisfied the requirements in Sec. 9.2.2, the Participant or Beneficiary (or such authorized representative) may file a claim in accordance with the claims procedure set forth in the summary created for the Plan or other claims procedure policy adopted by ADM. Following the claims procedure through completion is a condition of filing an arbitration action under Sec. 9.3.2.

The Benefits Plans Committee will decide all claims and its decision on appeal will be final and binding subject to Sec. 9.3.2.

9.3.2   <u>Arbitration</u>. If a Participant or Beneficiary follows the claims procedures but his/her final appeal is denied, he/she will have one year to file an arbitration action with respect to that claim, and failure to meet the one-year deadline will extinguish his/her right to file an arbitration action with respect to that claim.

Any claim, dispute or other matter in question of any kind relating to this Plan which is not resolved by the claims procedures will be settled by arbitration in accordance with the employment dispute resolution rules of the American Arbitration Association. Notice of demand for arbitration will be made in writing to the opposing party and to the American Arbitration Association within one year after the final decision on appeal is issued, and if not filed within one year, all rights to benefits are forfeited under the Plan. The decision of the arbitrator(s) will be final and may be enforced in any court of competent jurisdiction.

The arbitrator(s) may award reasonable fees and expenses to the prevailing party in any dispute hereunder and will award reasonable fees and expenses in the event that the arbitrator(s) find that the losing party acted in bad faith or with intent to harass, hinder or delay the prevailing party in the exercise of its rights in connection with the matter under dispute.

9.3.3   Participant Responsible for Timely Action Under Code § 409A.   The Participant will be solely responsible for taking prompt actions in the event of disputed payments as necessary to avoid any adverse tax consequences under Code § 409A, even if action is required to be taken under Code § 409A in a more timely manner than is required under the claims procedures of this Sec. 9.3.

9.4   INDEMNIFICATION.   ADM and its Participating Affiliates jointly and severally agree to indemnify and hold harmless, to the extent permitted by law, each director, officer, and employee against any and all liabilities, losses, costs, or expenses (including legal fees) of whatsoever kind and nature that may be imposed on, incurred by, or asserted against such person at any time by reason of such person's services in the administration of the Plan, but only if such person did not act dishonestly, or in bad faith, or in willful violation of the law or regulations under which such liability, loss, cost, or expense arises.

9.5   EXERCISE OF AUTHORITY.   ADM, its Benefit Plans Committee and Chief Executive Officer and any other person who has authority with respect to the management, administration or investment of the Plan may exercise that authority in its/his/her full discretion. This discretionary authority includes, but is not limited to, the authority to make any and all factual determinations and interpret all terms and provisions of this document (or any other document established for use in the administration of the Plan) relevant to the issue under consideration. The exercise of authority will be binding upon all persons; and it is intended that the exercise of authority be given deference in arbitration, and that it not be overturned or set aside in arbitration unless found to be arbitrary and capricious.

9.6   TELEPHONIC OR ELECTRONIC NOTICES AND TRANSACTIONS.   Any notice that is required to be given under the Plan to a Participant or Beneficiary, and any action that can be taken under the Plan by a Participant or Beneficiary (including distribution, consents, etc.), may be by means of voice response or other electronic system to the extent so authorized by ADM.


ARTICLE X

MISCELLANEOUS


10.1   NONASSIGNABILITY.

10.1.1   General Rule Regarding Assignment.   Neither the rights of, nor benefits payable to, a Participant or Beneficiary under the Plan may be alienated, assigned, transferred, pledged or hypothecated by any person, at any time, or to any person whatsoever. Such interest and benefits will be exempt from the claims of creditors or other claimants of the Participant or Beneficiary and from all orders, decrees, levies, garnishments or executions to the fullest extent allowed by law, except as provided in Sec. 10.1.2.

10.1.2   Domestic Relations Orders.   The Plan will comply with any court order purporting to divide the benefits payable under this Plan pursuant to a state's domestic relations laws to the extent permitted under Code § 409A. However, such court order shall be deemed to only apply to such amounts that actually become payable to a Participant under the terms of this Plan (and shall not create a separate interest in favor of the alternate payee).

10.2 **WITHHOLDING.** A Participant must make appropriate arrangements with ADM or Participating Affiliate for satisfaction of any federal, state or local income tax withholding requirements and Social Security or other employee tax requirements applicable to the payment of benefits under the Plan. If no other arrangements are made, ADM or Participating Affiliate may provide, at its discretion, for such withholding and tax payments as may be required, including, without limitation, by the reduction of other amounts payable to the Participant.

10.3 **RIGHT OF SETOFF.** Notwithstanding any other provisions of this Plan, ADM reserves the right to withhold and setoff from any distribution or payments to a Participant or Beneficiary under the Plan any amount owed to ADM or an Affiliate by the Participant, whether such obligation is matured or unmatured and however arising, at the time of (and with priority over) any such distribution or payment. Further, ADM reserves the right to withhold and setoff from the Participant's Account any amount owed to ADM or an Affiliate by the Participant, as satisfaction of such obligation of the Participant, where such obligation is incurred in the ordinary course of the service relationship between the Participant and ADM or an Affiliate, the entire amount of reduction in any of ADM's taxable years that does not exceed five thousand dollars ($5,000), and the reduction is made at the same time and in the same amount as the obligation otherwise would have been due and collected from the Participant.

10.4 **UNIFORMED SERVICES EMPLOYMENT AND REEMPLOYMENT RIGHTS ACT.** Notwithstanding any other provisions of the Plan, deferral elections and changes to the time and form of payment shall be allowed in a manner consistent with the Uniformed Services Employment and Reemployment Rights Act (USERRA) to the extent authorized by Treasury Regulation § 1.409A-2(a)(15).

10.5 **SUCCESSORS OF ADM.** The rights and obligations of ADM or a Participating Affiliate under the Plan will inure to the benefit of, and will be binding upon, the successors and assigns of ADM or such Participating Affiliate.

10.6 **EMPLOYMENT NOT GUARANTEED.** Nothing contained in the Plan nor any action taken hereunder will be construed as a contract of employment or as giving any Participant any right to continued employment with ADM or any Affiliate.

10.7 **GENDER, SINGULAR AND PLURAL.** All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may be read as the plural and the plural as the singular.

10.8 **CAPTIONS.** The captions of the articles, paragraphs and sections of this document are for convenience only and will not control or affect the meaning or construction of any of its provisions.

10.9 **VALIDITY.** In the event any provision of the Plan is held invalid, void or unenforceable, the same will not affect, in any respect whatsoever, the validity of any other provisions of the Plan.

10.10 **WAIVER OF BREACH.** The waiver by ADM of any breach of any provision of the Plan will not operate or be construed as a waiver of any subsequent breach by that Participant or any other Participant.

10.11 **NOTICE.** Any notice or filing required or permitted to be given to ADM or the Participant under this Agreement will be sufficient if in writing and hand-delivered, or sent by registered or certified mail, in the case of ADM, to the principal office of ADM, directed to the attention of ADM, and in the case of the Participant, to the last known address of the Participant indicated on the employment records of ADM. Such notice will be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Notices to ADM may be permitted by electronic communication according to specifications established by ADM.

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